UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

GMO Series Trust

3.	Securities and Exchange Commission File No.:

811-22564

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application	☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

GMO Series Trust

40 Rowes Wharf

Boston, MA 02110

Attn: Douglas Y Charton

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sarah Clinton

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7375

Sarah.Clinton@ropesgray.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Grantham, Mayo, Van Otterloo & Co. LLC

40 Rowes Wharf

Boston, MA 02110

Attn: Douglas Y Charton

(617) 880-8916

Funds Distributor, LLC

3 Canal Plaza, Suite 100

Portland, ME 04101

(866) 251-6920

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

(617) 786-3000

Note:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Grantham, Mayo, Van Otterloo & Co. LLC

40 Rowes Wharf

Boston, MA 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Funds Distributor

3 Canal Plaza, Suite 100

Portland, ME 04101

13.	If the fund is a unit investment trust (“UlT”) provide:

(a)	Depositor’s name(s) and address(es):

Not applicable.

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

The Board of Trustees authorized a reorganization on July 31, 2020 and, following the reorganization, authorized the abandonment of registration on January 26, 2021.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place:

Shareholders of each series of GMO Series Trust approved a reorganization of such series with and into a corresponding series of GMO Trust. The shareholder votes, taken separately for each series, were cast at shareholder meetings on November 6, 2020, December 1, 2020 and January 19, 2021.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: January 22, 2021

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $500,000

(ii)	Accounting expenses: $22,500

(iii)	Other expenses (list and identify separately): Proxy Solicitation, $85,000; EDGAR filing services, $15,000; Administrative services, $90,000; Tax services, $33,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $745,500

(b)	How were those expenses allocated?

All of the expenses were paid by Grantham, Mayo, Van Otterloo & Co. LLC, the investment manager.

(c)	Who paid those expenses?

All of the expenses were paid by Grantham, Mayo, Van Otterloo & Co. LLC, the investment manager.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

GMO Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811- 04347

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization was filed with the Commission as Appendix A to the Form N-14 filed on August 10, 2020 (file no. 333-243763).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of GMO Series Trust, (ii) he is the Vice President of GMO Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Douglas Y Charton

Douglas Y Charton
Vice President